1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

      Thomas Friedmann    thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

March 26, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn: Dominic Minore

Re:	Golub Capital BDC LLC File No. 333-163279; 814-00794

Dear Mr. Minore:

As we have discussed, please find attached a copy of a completed Fees and Expenses Table and associated footnotes for the proposed initial public offering of common stock of Golub Capital BDC, Inc. (the “Company”). Please note that the Company has assumed, for purposes of this filing, that the offering size will be $125 million. This expected offering size is based on estimated market demand for such shares and other factors as of today. The Company may modify this offering size based on such factors between today and the date on which the Company files its next amendment to the Registration Statement on N-2 (Registration No. 333-163279) and prints a preliminary prospectus for circulation to potential investors. The Company hereby undertakes to update the Fees and Expenses Table, and the information contained in the prospectus included in the Registration Statement on Form N-2 generally, in the event the deal size changes.

Please do not hesitate to call me at (202) 261-3313, if you have any questions or comments or if I can provide you with any additional information.

United States Securities and Exchange Commission Page 2 March 26, 2010

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	David B. Golub, Golub Capital BDC LLC Jay L. Bernstein and Andrew S. Epstein, Clifford Chance US LLP Jonathan Waterman, McGladrey & Pullen, LLP David J. Harris, Dechert LLP

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Golub Capital BDC,” or that “we” will pay fees or expenses, common stockholders will indirectly bear such fees or expenses as investors in Golub Capital BDC.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	7.00	%(1)
Offering expenses (as a percentage of offering price)	1.60	%(2)
Dividend reinvestment plan expenses	—	(3)
Total stockholder transaction expenses (as a percentage of offering price)	8.60%
Estimated annual expenses (as percentage of net assets attributable to common stock):
Management fees	1.89	%(4)
Incentive fees payable under the Investment Advisory Agreement	0.00	%(5)
Interest payments on borrowed funds	0.83	%(6)
Other expenses	1.15	%(7)
Total annual expenses (estimated)	3.87	%(8)

We caution you that some of the percentages indicated in the table above are estimates and may vary.

(1)	The underwriting discount and commission with respect to shares of our common stock sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.
(2)	Amount reflects estimated offering expenses of approximately $2.0 million.
(3)	The expenses of the dividend reinvestment plan are included in “Other expenses.” See “Dividend Reinvestment Plan.”
(4)	Our management fee is calculated at an annual rate of 1.375% and is based on the average value of our total assets, as defined under the 1940 Act (excluding cash and cash equivalents and including assets purchased with borrowed funds), at the end of the four most recently completed calendar quarters and is payable quarterly in arrears. See “Management Agreements — Management Fee.” The management fee referenced in the table above is based on $235.3 million of expected outstanding indebtedness immediately upon the closing of this offering and the Concurrent Private Placement.

The SEC requires that the “Management fees” percentage be calculated as a percentage of net assets, rather than total assets, including assets that have been funded with borrowed monies. If the base management fee portion of the “Management fees” percentage were calculated instead as a percentage of our total assets, our base management fee portion of the “Management fees” percentage would be approximately 1.0% of total assets. The estimate of our base management fees assumes net assets of $254.0 million and leverage of $235.3 million, which reflects our net assets and leverage pro forma as of December 31, 2009 after giving effect to this offering, the Concurrent Private Placement and the GC Private Placement, the required repayment of $50.0 million of borrowings under the Existing Credit Facility upon completion of this offering and the BDC Conversion.

(5)	We may have capital gains and interest income that could result in the payment of an incentive fee to our investment adviser in the first year after completion of this offering. However, the incentive fee payable to our investment adviser is based on our performance and will not be paid unless we achieve certain goals. As we cannot predict whether we will meet the necessary performance targets, we have assumed an incentive fee of 0% in this chart. The Investment Advisory Agreement structures the incentive fee to include a fee limitation such that an incentive fee for any quarter can only be paid to GC Advisors if, after such payment, the cumulative incentive fees paid to GC Advisors since becoming a business development company would be less than or equal to 20.0% of our “Cumulative Pre-Incentive Fee Net Income.”

We accomplish this limitation by subjecting each quarterly incentive fee payable on the “Income and Capital Gains Incentive Fee Calculation” to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap in any quarter is the difference between (a) 20.0% of Cumulative Pre-Incentive Fee Net Income and (b) cumulative incentive fees of any kind paid to GC Advisors by Golub Capital BDC since the effective date of our election to become a business development company. To the extent the Incentive Fee Cap is zero or a negative value in any quarter, no incentive fee would be payable in that quarter. Cumulative Pre-Incentive Fee Net Income is equal to the sum of (a) Pre-Incentive Fee Net Investment Income for each period since the effective date of our election to become a business development company and (b) cumulative aggregate realized capital gains, cumulative aggregate realized capital losses, cumulative aggregate unrealized capital depreciation and cumulative aggregate unrealized capital appreciation since the effective date of our election to become a business development company.

The income and capital gains incentive fee calculation (the “Income and Capital Gains Incentive Fee Calculation”) has two parts. The income component is calculated quarterly in arrears based on our Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter.

Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the income component, it is possible that an incentive fee may be calculated under this formula with respect to a period in which we have incurred a loss. For example, if we receive Pre-Incentive Fee Net Investment Income in excess of the hurdle rate (as defined below) for a calendar quarter, the income component will result in a positive value and an incentive fee will be paid unless the payment of such incentive fee would cause us to pay incentive fees on a cumulative basis that exceed 20.0% of our Cumulative Pre-Incentive Fee Income.

Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed “hurdle rate” of 2.0% quarterly. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our Pre-Incentive Fee Net Investment Income and make it easier for our external manager to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. Our Pre-Incentive Fee Net Investment Income used to calculate this part of the incentive fee is also included in the amount of our total assets (other than cash and cash equivalents but including assets purchased with borrowed funds) used to calculate the 1.375% base management fee.

We calculate the income component of the Income and Capital Gains Incentive Fee Calculation with respect to our Pre-Incentive Fee Net Investment Income quarterly, in arrears, as follows:

•	zero in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate;
•	100.0% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the hurdle rate but is less than 2.5%) as the “catch- up” provision. The catch- up is meant to provide our external manager with 20.0% of the Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply if this net investment income exceeds 2.5% in any calendar quarter; and
•	20.0% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter.

These calculations are adjusted for any share issuances or repurchases during the quarter.

The second part of the Income and Capital Gains Incentive Fee Calculation (the “capital gain component”) equals (a) 20.0% of our “Incentive Fee Capital Gains,” if any, calculated in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing with the year ending December 31, 2010 less (b) the aggregate amount of any previously paid capital gain incentive fees. Incentive Fee Capital Gains equal the sum of (1) our realized capital gains on a cumulative positive basis from the date of our election to become a business development company through the end of each calendar year, (2) all realized capital losses on a cumulative basis, and (3) all unrealized capital depreciation on a cumulative basis.

•	The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.

•	The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.
•	The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in our portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment.

As described above, the incentive fee will not be paid at any time where after such payment the cumulative incentives fees paid to date would be greater than 20.0% of the Cumulative Pre-Incentive Net Income since our election to be treated as a business development company. For a more detailed discussion of the calculation of the incentive fee, see “Management Agreements — Management Fee.”

(6)	Interest payments on borrowed funds represents our annualized interest expenses based on the weighted average annual interest cost for the quarter ended December 31, 2009 of 0.9% and pro forma expected outstanding borrowings of $235.3 million as of December 31, 2009 after giving effect to this offering, the Concurrent Private Placement and the GC Private Placement, the required repayment of $50.0 million of borrowings under the Existing Credit Facility upon completion of this offering and the BDC Conversion.

We executed a commitment letter with Wachovia Bank, N.A. on March 15, 2010 for the New Credit Facility which, as currently contemplated, would provide for borrowings of up to $175.0 million. If we are successful in securing the New Credit Facility we intend to use borrowings under the New Credit Facility to retire all debt outstanding under and terminate the Exising Credit Facility, to make additional investments and for other general corporate purposes.

(7)	Includes our overhead expenses, including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by GC Service. See “Management Agreements — Administration Agreement.” “Other Expenses” are based on estimated amounts for the current fiscal year.
(8)	“Total annual expenses” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the “Total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness and after taking into account any incentive fees payable during the period), rather than the total assets, including assets that have been funded with borrowed monies. The reason for presenting expenses as a percentage of net assets attributable to common stockholders is that our common stockholders bear all of our fees and expenses.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown. These amounts are based upon payment by an investor of a 7.0% sales load (the underwriting discount paid by us with respect to our common stock sold in this offering), organizational and offering expenses of approximately $2.0 million and assume that our payment of annual operating expenses would remain at the levels set forth in the table above. For purposes of this table, we have assumed leverage of $235.3 million.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$125	$197	$270	$462

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. Under our Investment Advisory Agreement, no incentive fee would be payable if we have a 5% annual return. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on The Nasdaq Global Market on the date of distribution.

The amounts included in the table above for “other expenses” represent our estimates for the fiscal year ending September 30, 2010 and total stockholder transaction expenses for this offering.